COMMENTS RECEIVED ON 11/29/2016

FROM EDWARD BARTZ

FIDELITY NEWBURY STREET TRUST (File Nos. 002-78458 and 811-03518)

POST-EFFECTIVE AMENDMENT NO. 70

Fidelity Tax-Exempt Money Market Fund

Fidelity Treasury Money Market Fund

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

POST-EFFECTIVE AMENDMENT NO. 340

Fidelity Emerging Markets Index Fund

Fidelity Global ex U.S. Index Fund

Fidelity Tax-Exempt Money Market Fund and Fidelity Treasury Money Market Fund

“Fund Summary” (prospectuses)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Daily Money Class of the fund to the extent that total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed 0.70%. This arrangement will remain in effect through December 31, 2018. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees.]”

C:

The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

Fidelity Tax-Exempt Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Foreign Exposure.  Entities providing credit support or a maturity-shortening structure that are located in foreign countries can be affected by adverse political, regulatory, market, or economic developments in those countries.”

C:

The Staff requests we disclose the strategy for foreign entities providing credit support in the “Principal Investment Strategies” section.

R:

The fund does not have a principal strategy of making foreign investments. However, the municipal securities in which the fund invests may be backed by foreign entities providing credit support or maturity‐shortening structures. As a result, the fund may be exposed to risks associated with adverse political, regulatory, market, or economic developments in foreign countries because of the credit support or other structures related to these foreign entities, and we believe that this risk should be disclosed. Accordingly, we have not modified our disclosure.

Fidelity Treasury Money Market Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing at least 99.5% of total assets in cash, U.S. Treasury securities and/or repurchase agreements for those securities.”

C:

The Staff requests we clarify that repurchase agreements are collateralized by cash or U.S. Treasury Securities.

R:

We believe that the existing disclosure for the fund accurately reflects its investment policies. The fund did not include the reference to “collateralized fully” in describing repurchase agreements because the fund’s use of repurchase agreements is more limited than what is permitted under the new money market fund rule’s definition of government funds or Rule 5b-3(c)(1), and the fund’s disclosure reflects this approach.

Fidelity Treasury Money Market Fund

“Fund Summary” (prospectuses)

“Principal Investment Strategies”

“In addition, the fund normally invests at least 80% of its assets in U.S. Treasury securities and repurchase agreements for those securities.”

C:

The Staff requests we clarify that repurchase agreements are collateralized by U.S. Treasury securities.

R:

We believe that the existing disclosure for the fund accurately reflects its investment policies.  Accordingly, we have not modified the disclosure.

Fidelity Tax-Exempt Money Market Fund and Fidelity Treasury Money Market Fund

“Investment Details” ((prospectus)

“Principal Investment Risks”

“Financial Services Concentration. Financial services companies are highly dependent on the supply of short-term financing and can be sensitive to changes in government regulation and interest rates and to economic downturns in the United States and abroad. These events can significantly affect the price of issuers’ securities as well as their ability to make payments of principal or interest or otherwise meet obligations on securities or instruments for which they serve as guarantors or counterparties.”

C:

The staff requests we add a corresponding risk to the “Fund Summary” section, as well as add a corresponding strategy to “Principal Investment Strategies” in both sections.

R:

The risk disclosure relating to financial services concentration was inadvertently included and will be removed.

Fidelity Tax-Exempt Money Market Fund and Fidelity Treasury Money Market Fund

“Investment Policies and Limitations” (SAI)

C:

The Staff requests an explanation of why the fund includes “Financial Services Concentration” in the “Investment Details” section of the prospectus, but does not include a corresponding concentration policy in the SAI.

R:

The risk disclosure relating to financial services concentration was inadvertently included and will be removed.

Fidelity Emerging Markets Index Fund and Fidelity Global ex U.S. Index Fund

“Fund Summary” (prospectuses)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for each fund’s common stock.

R:

Each fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

Fidelity Emerging Markets Index Fund and Fidelity Global ex U.S. Index Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If the funds invest in small cap and mid cap stocks, the Staff requests that small cap and mid cap risks be added to the “Principal Investment Risks” in the “Fund Summary” sections.

R:

The risks associated with small cap and mid cap investing are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks” −− “Stock Market Volatility” in the “Fund Summary” section.

Fidelity Emerging Markets Index Fund

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the fund.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

Fidelity Global ex U.S. Index Fund

“Fund Summary” (prospectuses)

“Principal Investment Strategies”

“The fund seeks to provide investment results that correspond to the total return of foreign developed and emerging stock markets.”

C:

The Staff requests we disclose a strategy of investing in emerging markets based on the fund’s Investment Objective.

R:

 We believe that the fund’s strategy of investing in securities in an index that includes both developed and emerging markets is appropriately disclosed. The fund normally invests at least 80% of the fund's assets in securities included in the MSCI ACWI (All Country World Index) ex USA Index, a market capitalization-weighted index designed to measure the investable equity market performance for global investors of developed and emerging markets, excluding the United States (emphasis added).

Fidelity Emerging Markets Index Fund and Fidelity Global ex U.S. Index Fund

“Investment Details” ((prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests we clarify if these are additional principal investment strategies or if they are non-principal investment strategies.

R:

These are non-principal investment strategies that may be employed in addition to the fund’s principal investment strategies, as disclosed in the prospectus.

Fidelity Emerging Markets Index Fund and Fidelity Global ex U.S. Index Fund

“Investment Policies and Limitations” (SAI)

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests an explanation of how the concentration for each fund would be impacted if the index it seeks to track were to become concentrated.

R:

The underlying index is not concentrated in an industry. As a matter of fundamental policy, each fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S.

Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund’s total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of a fund’s index affect the fund’s ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the fund at that time.